UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549	SEC FILE NUMBER 001-38868
FORM 12b –25 NOTIFICATION OF LATE FILING	CUSIP NUMBER 07373B109

Check One:

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN

☐ Form N-CSR

For Period Ended: March 31, 2022

☐       Transition Report on Form 10-K

☐       Transition Report on Form 20-F

☐       Transition Report on Form 11-K

☐       Transition Report on Form 10-Q

For the Transition Period Ended: __________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing check above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Beam Global

Full Name of Registrant

Former Name if Applicable

5660 Eastgate Drive

Address of Principal Executive Office (Street and Number)

San Diego, CA 92121

City, State and Zip Code

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PART II -- RULES 12b - 25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b - 25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CEN or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or a portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-CEN, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Beam Global (the “Registrant” or the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the three months ended March 31, 2022 (the “Form 10-Q”) because it needs additional time to review and prepare certain information and complete its review of financial statements of All Cell Technologies, LLC which was acquired by the Company on March 4, 2022. The Company anticipates that it will file its Form 10-Q as soon as reasonably possible and within the 5-day grace period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Katherine McDermott	(858) 799-4583
(Name)	(Area Code and Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes                                  ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes                                 ☒ No

Beam Global

(Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2022	By:	/s/ KATHERINE MCDERMOTT
Katherine McDermott
Chief Financial Officer

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